                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                         La Jolla Pharmaceutical Company
        ----------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $ .01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                    503459109
                                   ----------
                                 (CUSIP Number)

                      Jose M. de Lasa, 100 Abbott Park Road
              Abbott Park, Illinois 60064-6049; Phone 847 937 8905
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 2001
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ _ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 503459109
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Abbott Laboratories
                  IRS Identification No. 36-0698440
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [   ]
                                                                        ---
                                                              (b)      [   ]
                                                                        ---
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                          [   ]
                                                                         ---
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
NUMBER OF       (7)   SOLE VOTING POWER
SHARES                2,954,604
BENEFICIALLY          ----------------------------------------------------------
OWNED BY        (8)   SHARED VOTING POWER
EACH                  0
REPORTING             ----------------------------------------------------------
PERSON WITH     (9)   SOLE DISPOSITIVE POWER
                      2,954,604
                      ----------------------------------------------------------
                (10)  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,954,604
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [   ]
                                                                            ---
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4% (see Item 5 below)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

                       Page 2 of 6 pages

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The following information amends and supplements the Schedule 13D filed on
January 2, 1997 (the "Schedule 13D"), the First Amendment to the Schedule 13D filed on September 26, 1997, and the Second Amendment to the Schedule 13D filed on December 17, 1998.

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to shares of the common stock, par value $ .01 per share (the "Common Stock"), of La Jolla Pharmaceutical Company, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049.

                  The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

                  (d) and (e) Neither Abbott, nor to the best of its knowledge, any person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of April 11, 2001, Abbott was the beneficial owner of 2,954,604 shares of Common Stock (the "Shares"), representing approximately 8.4% of the outstanding shares of the Common Stock.

                  (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

                  (c) In the past 60 days, Abbott has effected the following open market sales of the Common Stock:


                             Page 3 of 6 pages


         Date                         Number of Shares Sold      Average Price Per Share
         ----                         ---------------------      -----------------------
         February 20, 2001                   4,000                      $6.125
         March 21, 2001                      7,000                      $5.25
         March 23, 2001                      5,000                      $5.0313
         March 27, 2001                     10,000                      $5.0625
         March 28, 2001                     10,000                      $5.15
         March 29, 2001                      5,000                      $5.1563
         March 30, 2001                      7,000                      $5.4018
         April 6, 2001                       2,000                      $5.1875
         April 10, 2001                    265,000                      $5.1383
         April 11, 2001                    100,000                      $5.55
         April 16, 2001                      5,000                      $5.20

                  (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The summary of certain terms of the following agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the agreement and reference is made to the full text of such agreement, which is filed as an exhibit to this Statement and is incorporated herein by reference.

                  Abbott and the Issuer have entered into a Waiver of Contractual Restrictions agreement (the "Agreement"), dated February 6, 2001. Under the Agreement, the Issuer waives (i) certain contractual restrictions on the transfer of the Shares and (ii) its right of first refusal with respect to the sale of the Shares by Abbott. Abbott waives (i) its contractual rights to receive certain periodic reports from the Issuer and (ii) its right of first refusal with respect to certain new issuances of securities of the Issuer. These contractual matters are described in greater detail in Item 6 of the Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 -     Information Concerning Executive Officers and
                                  Directors of Abbott Laboratories.

                  Exhibit 2 -     Waiver of Contractual Restrictions, dated as
                                  of February 6, 2001.

                                  ********************************


                                Page 4 of 6 pages

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Abbott Laboratories


DATED: April 17, 2001              By: /s/ Thomas C. Freyman
                                       -----------------------------------------
                                       Thomas C. Freyman, Senior Vice President,
                                       Finance and Chief Financial Officer


                                Page 5 of 6 pages

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                                  EXHIBIT INDEX

Exhibit Number             Description
--------------             -----------
      1                    Information Concerning Executive Officers and
                           Directors of Abbott Laboratories.

      2 Waiver of Contractual Restrictions, dated as of February 6, 2001.



                                Page 6 of 6 pages